4/16


03022961

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tradehold Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUN 30 2003 THOMSON FINANCIAL

FILE NO. 82- 5238 FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

TRADEHOLD LIMITED 2003

Annual Report

Contents

Contents

TRADEHOLD
LIMITED

REGISTRATION NUMBER 1970/009054/06

Positioning

Although a South African incorporated investment holding company, Tradehold holds no material assets in this country. Its principal business at present is an indirect interest of 54% in UK-based Brown & Jackson plc, which is listed on the London Stock Exchange. Brown & Jackson's primary business is variety discount retailing conducted through its main operating subsidiary, the Poundstretcher chain, with 338 stores in the UK and Northern Ireland. Brown & Jackson's vision is to be a unique added-value variety retailer that will be the number one destination store for the family.

Chairman's statement and review of operations



Christo Wiese, chairman

As Tradehold has changed its year-end from June to February, this report covers the 8 months to 28 February 2003. This change was made to align the group's statutory year-end with the seasonal year-end of its subsidiaries. Comparing the results for the period under review with those of the previous financial year therefore offers no meaningful basis of evaluation.

The period to 28 February has been one of intense restructuring of the group's holdings. Tradegro UK, a wholly-owned subsidiary of Tradehold, acquired three of the four retail chains owned by Brown & Jackson plc, in which Tradehold holds the controlling interest. These three chains – What Everyone Wants (WEW), Your More Store (YMS) and The Famous Brunswick Warehouse (TFBW) – all recorded losses during the 2002 financial year. These losses impacted negatively on Brown & Jackson's market rating and, as a consequence, were eroding substantial shareholder value.

As part of the transaction Tradegro UK also gained a portfolio of 73 properties valued at £34,6 million as well as 16 stores in Poland. At the time of their acquisition all these properties were occupied by outlets in the group.

The restructuring left Brown & Jackson with its core business only, the 338-store retail chain Poundstretcher, the only one of the four chains to record a profit in the 2002 financial year. Mr Angus Monro, a well-known figure in British retail, acquired 10% of the issued share capital of Brown & Jackson on his appointment as managing director of the company. Senior former colleagues of Mr Monro who joined the top management team together acquired an additional 5% of the shares in the company. To make these transactions possible Tradehold divested itself of 15% of its shares in Brown & Jackson thereby reducing its holding from 69% to 54%. This holding still represents Tradehold's most important investment by far.

Financial results

In the period to 28 February 2003, Tradehold generated turnover of £277,0 million of which £225,5 million was contributed by its continued operations and the remaining £51,5 million by its discontinued operations. On this turnover the company suffered an operating loss of £8,1 million. An operating profit of £5,8 million produced by its continued operations was more than wiped out by the £13,9 million loss suffered in its discontinued operations.

The group ended the period with a net loss of £26,6 million after exceptional items of £33,8 million, resulting mainly from substantial impairment and contractual costs in Brown & Jackson; losses suffered from irrecoverable loans and expenses associated with the closure of two subsidiaries; and an impairment cost in YMS, the only retail chain still in Tradegro UK at the end of the review period.

The loss in earnings per share before exceptional items was 1,6 pence and, after exceptional items, 7,6 pence, while the loss in headline earnings per share amounted to 1,4 pence. No dividend is being recommended.

The group's balance sheet shows further improvement. Inventories are substantially lower at £29,7 million while bank balances and cash stood at £33,0 million, compared to £21,0 million the previous financial year. However, ordinary shareholders' funds reduced from £85,4 million in the 2002 financial year to £62,6 million.

Operating review

Brown & Jackson

The restructuring left Brown & Jackson in an excellent position – ungeared and with cash in the bank, and its new management free to devote all its attention to the re-engineering of Poundstretcher, a process which is impacting on every aspect of the business. However, its price positioning is not being changed, neither is it being moved away from its variety store heritage. What management is doing, is raising Poundstretcher's value offering in terms of product, shopping environment and service.

The new senior management team, all with extensive knowledge and expertise in the value retail sector, is establishing a more dynamic

focused and task-driven culture within the business. New buyers and other retail operatives, also highly experienced in this field, have joined, thereby greatly expanding its skills base. The benefits of such investment in people are reflected in the continued improvement in business performance since September last year.

All merchandise is being upgraded extensively. An in-house design facility has been established to give a unique feel to products and achieve improved merchandising co-ordination. New ranges already in stores have been enthusiastically received by customers, with sales far exceeding expectations. By September, 85% of the ranges will reflect the chain's new positioning. A key strategy in creating added value is to source products directly. The target is for 35% of all products to be obtained at source by the end of 2004, increasing to more than 50% by the end of 2005. Savings achieved through direct sourcing are being re-invested in significantly improving the quality and value of the products on offer.

In addition, an extensive programme has been launched to improve housekeeping and merchandising standards. A low-cost modernisation programme, to be rolled out to all the larger stores by September, has also been introduced to improve product presentation and customer circulation, as well as a more pleasant shopping environment. Those already completed are performing extremely well.

To ensure sustainable future growth, management plans to increase the number of stores to a minimum of 650 over the next five years while also increasing the size of new outlets. This will treble net selling space to about 600 000 m². However, in the light of the scale of the task of bringing the present store complement up to the required standard, just eight new stores will be opened in the present year, two of which are already operational.

To service a larger store network, a new, purpose-built distribution centre of 35 000 m² is being planned, for completion in the second half of 2004. The new centre, which will also accommodate the company's head office, will incorporate greatly improved distribution systems.

In the review period, Brown & Jackson achieved a like-for-like sales growth of 2,8% and an operating profit of £6,7 million in its continuing operations (Poundstretcher). However, losses suffered in or flowing from the disposal of the discontinued operations resulted in a net loss of £1,6 million.

Expected write-offs and contractual costs, mainly related to the closing of a number of smaller units

Below:
Poundstretcher's store lay-outs and merchandise ranges show a dramatic improvement on a year ago.





Chairman's statement and review of operations (continued)

and the relocation of a number of others, have resulted in impairment and other charges of £19,6 million.

The results for the first eight weeks of the new financial year have exceeded expectations. Total sales were up 7% and like-for-like sales up [illegible],5% compared to the corresponding period last year, which itself was a period of strong trading. The increase in turnover resulted from higher spend by existing customers and increased footfall and is most encouraging if viewed against the disruption of store operations caused by range changes and the store modernisation programme.

Margins are in line with expectations and ahead of last year. Stock levels are about 30% lower and, as a result, stockturn is considerably faster than in the 2002 financial year.

Tradegro UK

Even before the acquisition of WEW, TFBW and YMS by Tradegro UK, an extensive programme was instituted to arrest their deteriorating performance. These included far-reaching management changes and the extensive clearing of ageing stock which was clogging up the supply chain. The latter unavoidably involved heavy writedowns, which greatly affected the bottom line.

Although at the time of their acquisition by Tradegro UK it seemed as if the deteriorating performance of the these chains had been arrested, it became clear that management had but only started to lay the foundation for a return to profitability, and that it would, at best, be a slow, risky and costly process.

Although by early December the performance of WEW in particular had improved, the boards of directors of both WEW and TFBW felt the substantial additional capital investment required for the full recovery of these two businesses could not be justified. Consequently, on 9 December 2002, the directors successfully applied for the two chains to be placed under administration.

YMS, the only remaining chain, also experienced difficult trading conditions. Markdowns had to be increased further to reduce the still high level of old stock. At the end of the review period all seasonal merchandise older than two years had been cleared.

With the accent on stock clearance and improved housekeeping, no stores were added to the existing 200. An impairment provision has been made for the closing of those unprofitable stores expected to remain in a loss position.

The period under review saw a number of management changes at YMS with both Mr Johan Visser (managing director) and Mr Francis Marra (operations director) departing. Management changes were also implemented at regional and store level.

New offices

In view of its investment focus on the UK and Europe, Tradehold has established a branch office on the continent to more effectively manage its overseas interests. A treasury and financing function has also been located in Europe. However, the company remains incorporated in South Africa and its listing on the JSE Securities Exchange South Africa is not affected.

Developments since year-end

After year-end Tradehold reached agreement to sell control of YMS to a consortium, which includes the chain's senior management. Tradehold will retain a substantial interest in YMS. The finalisation of the transaction is subject to certain suspensive conditions and regulatory approvals.

Board and management changes

Mr Johan Visser resigned from the Board on 13 February 2003 after retiring as managing director of YMS, the chain he founded in 1991 in Scotland and which he built up from a single store to one with 200 outlets. When the group's retail interests in the UK were consolidated in Brown & Jackson in 1997, Mr Visser took over as managing director of the enlarged business. He is

a trusted colleague of many years. I want to thank him for his contribution over the years.

Since year-end Mr Carel Stassen has also resigned from the Board. Being a member of the consortium that has acquired YMS and thus an interested party, Mr Stassen, executive vice-chairman of Brown & Jackson until its restructuring last year, was obliged to resign as a director of Tradehold at the start of negotiations. He has also resigned as operational head of Tradegro UK. His responsibilities at Tradegro UK have been taken on by Mr Cornus Moore, an executive director of Tradehold. Like Mr Visser, Mr Stassen is a colleague of many years and a stalwart in the business. As a board we want to wish him all the best in his new venture. The Board will be expanded in the near future.

Prospects

With WEW and TFBW under administration, Tradehold will no longer have to shoulder the financial burden of these businesses. It can consequently apply all its resources to growing its other retail interests. The heavy expenses incurred in the restructuring of the group now also lie in the past. The initial results following the re-engineering of Poundstretcher are most encouraging, and we believe the chain is firmly on its way to achieving strong, sustainable profits. The Board consequently feels it can view the future with considerable confidence.

Acknowledgments

The period under review was one of extremes. On the one hand we suffered disappointment in respect of two of our retail chains; on the other we experienced the excitement of seeing Poundstretcher being transformed into a highly competitive participant in the variety retail sector. All these changes have been most disruptive operationally. I want to thank every member of staff and management for retaining their commitment to the task at hand and for their loyalty to the business.



CH Wiese
Chairman

24 April 2003



Shareholders' profile

	Number of shares held	Percentage holding	Number of holders
An analysis of the certificated register of members as at 28 February 2003 revealed the following categories of membership and shareholdings equal to or exceeding 5% of the total issued shares in the company:			
CSD Materialised Control Account (dematerialised shares)	344 527 067	99,1	1
Banks, institutional holders and nominee companies	2 104 757	0,6	6
Other corporate bodies	4 116	0,1	4
Individuals	694 501	0,2	328
Total	347 330 441	100,0	339

Major shareholders

Given the high proportion of shares which have been dematerialised, a further analysis of the sub-registers maintained by the Central Securities Depository Participants determined the following registered shareholdings equal to or exceeding 5% of the total issued shares in the company:

First National Nominees (Pty) Ltd	144 580 362	41,6
SMK Genomineerdes (Pty) Ltd	87 732 534	25,3
SCMB Custody Account	38 676 823	11,1
Nedcor Nominee Holdings	18 406 653	5,3

Disclosures by nominee shareholders

In terms of the provisions of section 140A of the Companies Act in South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued shares in the company have been determined from an analysis of the statutory disclosures submitted by the above holders:

Segaintersettle AG	142 092 326	40,9
CH Wiese	100 741 011	29,0
Old Mutual	21 602 605	6,2

Directors' interest

At 28 February 2003 the interest of directors in the issued shares in the company were as follows:

	Direct beneficial	Indirect non-beneficial	Total 2003	Total 2002
G Bernard	–	–	–	–
C Moore	905 126	–	**905 126**	1 085 126
C Stassen	–	1 021 376	**1 021 376**	721 376
CH Wiese	1 495 754	99 245 257	**100 741 011**	100 645 403
JJ Visser	–	–	–	910 712
	2 400 880	100 266 633	**102 667 513**	103 362 617

Stock exchange transactions

	28 February 2003 (8 months)	30 June 2002 (12 months)	30 June 2001 (8 months)
Number of shares traded ('000)	**38 203**	60 259	51 499
Value of shares traded (R'000)	**103 734**	152 317	297 869
Volume of shares traded as % of total issued shares	**16,5****	21,6*	69,6**
Market capitalisation (R'000)	**837 066**	903 059	277 420
Share prices for the period (cents)			
– Lowest	**240**	195	210
– Average	**272**	253	578
– Highest	**325**	330	720
– Closing	**241**	260	250

* Based on weighted average number of shares in issue

** Annualised

Notice to shareholders

Notice is hereby given that the annual general meeting of the shareholders of Tradehold Limited will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 8 August 2003 for the purpose of passing the following resolutions, with or without modification:

Ordinary resolution number 1

That the annual financial statements for the period ended 28 February 2003 including the auditors' report be adopted.

Ordinary resolution number 2

That the directors' remuneration of €50 000 be confirmed.

Ordinary resolution number 3

That Dr CH Wiese, who retires as director in terms of the articles of association of the company but, being eligible, has offered himself for re-election be re-appointed.

Ordinary resolution number 4

That, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradehold Share Incentive Trust.

Ordinary resolution number 5

That, subject to the passing of ordinary resolution no. 4 and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, as and when suitable situations arise, subject to the following conditions:

- That this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question
- That issues in the aggregate in any one financial year may not exceed 15% of the company's issued share capital of a specific class of share already in use
- That in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 days prior to the directors' resolution, and
- That any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange South Africa and not to related parties.

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Special resolution

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be extended, subject to the following terms and conditions:

- Any repurchase of securities be implemented on the main board of the JSE (i.e. open market)
- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution
- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases
- Acquisitions of shares by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company, and

Notice to shareholders *(continued)*

- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- The company and the group will be able, in the ordinary course of business, to pay its debts as they become due
- The assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements
- The working capital resources of the company and the group will be adequate, and
- The issued share capital and/or reserves are adequate for the purposes of the business of the company and the group, without taking into account any further acquisitions."

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly-owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by certificated shareholders and dematerialised shareholders with own name registration who are unable to attend in person. Forms of proxy must be completed and received by the transfer secretaries by not later than 09:30 on 6 August 2003. Certificated shareholders and dematerialised shareholders with own name registration who complete and lodge forms of proxy, will nevertheless be entitled to attend and vote in person at the general meeting, should they subsequently decide to do so. Dematerialised shareholders, other than own name registered dematerialised shareholders, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from the CSDP or broker to attend the general meeting, or provide their CSDP or broker with their voting instructions, should they not be able to attend the general meeting in person.

By order of the Board

JF Pienaar
Secretary

26 May 2003

36 Stellenberg Road
Parow Industria
7490

Shareholders' information

Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Investor Services Ltd, PO Box 1053, Johannesburg, 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

Additional copies of annual financial statements

Additional copies of the report are obtainable from:

South Africa: The Company Secretary, Tradehold Ltd, 36 Stellenberg Road, Parow Industria, 7490, telephone number: 021 933 5137.

United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: (212) 815 2207.

United Kingdom: The Company Secretary, Brown & Jackson plc, Knowsthorpe Gate, Cross Green Industrial Estate, Leeds, LS9 0NP, telephone number: (0113) 240 6406.

Europe: The Financial Manager, Tradehold Ltd, 114, av. de la Faïencerie, L-1511, Luxemburg, telephone number: 2647 8523.

ADR programme for American investors

Ordinary shares in Tradehold Ltd are traded in the United States of America in the form of American Depository Shares (ADSs) and evidenced by American Depository Receipts (ADRs). Each ADS represents ten ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trade in the company's shares take place electronically, resulting in shareholders not being able to sell their Tradehold shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number 021 933 5137 or the registrars, Computershare Investor Services Ltd, at telephone number 011 370 5000.

Dividends

No dividend was declared in respect of this reporting period.

Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.

JF Pienaar
Secretary

24 April 2003

Directorate

CH Wiese (61) #
BA LL B, D Com (HC)
Chairman

G Bernard (66) *
Dipl HEC (Paris), Dipl Expert comtable

C Moore (53) #
B Com, CA(SA)

C Stassen (53) # +
B Com, CA(SA)

Executive
* Non-executive
+ Resigned after year-end

Administration

Company secretary
JF Pienaar
PO Box 6100
Parow East 7501

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Registrars
Computershare Investor Services Limited
PO Box 1053
Johannesburg 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

Auditors
PricewaterhouseCoopers Inc.

Registered office/number
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7490
PO Box 6100
Parow East 7501
Telephone: +27 21 933 5137
Facsimile: +27 21 933 5075

Business address
114, av. de la Faïencerie, L-151 , Luxemburg
Telephone: +352 26 47 85 23
Facsimile: +352 26 47 84 40

Currency of annual financial statements

The annual financial statements are expressed in both pound sterling and South African rand. The approximate rand cost of a unit of the following currencies at year-end was:

	2003	2002
Pound sterling	**12,97**	15,75
US dollar	**8,20**	10,31

Annual financial statements – Contents

Approval of annual financial statements

The responsibility for preparing and submitting the annual financial statements was delegated to the management. The annual financial statements were prepared in accordance with South African Statements of Generally Accepted Accounting Practice and are in accordance with the group's accounting records and policy which have been applied on a consistent basis.

The directors accept final responsibility for the integrity, objectivity and reliability of the annual financial statements and subscribe to the concept of transparency in financial reporting. The external auditors are responsible for reporting on the annual financial statements. The directors are of the opinion that the group has sufficient resources at its disposal to carry on the undertaking in the foreseeable future and the annual financial statements have accordingly been prepared on a going concern basis.

The directors' report, annual financial statements and group annual financial statements as set out on pages 14 to 36 have been approved by the board.

Signed on behalf of the board of directors

CH Wiese
Chairman

C Moore
Director

24 April 2003

Corporate governance

Tradehold is an investment holding company. It has no material assets in South Africa, and its principal business consists of an indirect interest of 54% in the London-listed, UK-based Brown & Jackson plc ("B&J"). It is therefore considered to be appropriate to report on the compliance by B&J with the combined code ("the Code") issued by the committee on corporate governance in the UK and appended to the Listing Rules of the London Stock Exchange.

The B&J corporate governance statement

Relevant extracts from the B&J corporate governance statement are quoted here below.

The board of directors currently comprises a non-executive chairman, four non-executive directors and two executive directors. Dr CH Wiese and Mr C Moore are also executive directors of Tradehold Limited, the company's ultimate principal shareholder, (while Mr A Monro has an arrangement with Tradehold Limited) and hence are not regarded as independent for the purposes of the Code's provisions. Messrs JBH Jackson, ERC Chovil and SA Silcock are considered to be independent of management and any relationship, business or otherwise, which could materially interfere with the exercising of independent judgement. Mr JBH Jackson is considered to be the senior independent non-executive director. All of the non-executive directors have a breadth of successful commercial and professional experience.

The board meets for regular business four times a year and, where necessary, for any additional matters arising between board meetings. It has agreed a schedule of matters which require full board discussion and approval. Detailed management accounts, budgets, forecasts and executive reports are submitted to all directors in the week before a board meeting allowing them sufficient review time. This allows them to bring an independent judgement to bear on issues such as strategy, performance and standards of conduct. The executive directors meet senior managers formally on a regular basis, and are closely involved in all major business decisions and important areas of internal control.

All directors have access to the advice and services of the company secretary and the board has established a procedure whereby any director, wishing to do so in furtherance of his duties, may take independent professional advice at the company's expense.

All members of the board are subject to the re-election provisions of the Articles, which require a third of the board to offer themselves for re-election at each annual general meeting.

Board committees

The board has appointed three committees: audit, remuneration and nomination, each with a written constitution and terms of reference.

Directors' remuneration committee

The remuneration committee consists of three non-executive directors, Dr CH Wiese (chairman), Mr JBH Jackson and Mr ERC Chovil. The committee makes recommendations to the board on remuneration policy and determines, on behalf of the board, specific remuneration packages for the executive directors and senior management. The remuneration committee meets at least twice a year and at other times as necessary.

Directors' nomination committee

The nomination committee consists of three non-executive directors, Dr CH Wiese (chairman), Mr JBH Jackson and Mr ERC Chovil. The nomination committee convenes on request of the chairman if and when non-executive directors are recruited. Since the date of the last annual report the committee has not been convened.

The audit committee

The audit committee, established some years ago with a formal constitution, currently comprises three non-executive directors. The audit committee is chaired by Mr C Moore with Mr ERC Chovil and Mr SA Silcock, the other members. The committee meets four times a year and forms an important part of the group's control framework. The committee regularly reviews the adequacy of internal controls, accounting policies and financial reporting as well as reviewing the interim and annual results. Meetings are attended by the chief executive, group finance director, senior financial management and the external auditors.

Accountability and audit

The company's annual report includes a chairman's statement and an operating and financial review, which together provide a detailed review of its financial results and position. These are regarded as providing a balanced assessment of the company's position and prospects.

The report of the directors contains a statement of directors' responsibilities. A statement on going concern and the directors' review of internal control are set out in subsequent paragraphs.

The group does not currently have a separate internal audit function but the need for one is periodically considered by the audit committee.

Internal control

The board is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Code principle D2.1 on internal control introduced a requirement that the directors conduct, at least annually, a review of the effectiveness of the group's system of internal control, including financial, operational, compliance and risk management controls.

Guidance for directors, Internal Control: Guidance for Directors on the Combined Code ("the Turnbull Guidance") was published in September 1999. The board has put in place an organisational structure and framework of controls to comply with this guidance. On behalf of the board, the audit committee has reviewed the effectiveness of the internal

control procedures, with all significant findings or identified risks considered in detail and appropriate action taken.

The principal elements of the group's internal control systems include:

- *A comprehensive annual budgeting system, integrating both financial and operational budgets with formal identification and assessment of business and financial risks inherent in each operating area. These budgets are subject to approval by the board*
- *Regular consideration by the board of actual results compared with budgets and forecasts and monitoring of capital expenditure programmes. Preparation of revised forecasts on a regular basis*
- *Confirmation to the board of any changes in business, operational, compliance or financial risk by local management in each operating area*
- *Clearly defined authorisation procedures for capital and other areas of expenditure, established by the board*
- *A formal schedule of matters specifically reserved to the board for decision*
- *Authority levels delegated to the board of each subsidiary.*

Going concern

After making appropriate inquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Tradehold board of directors

The Tradehold board of directors at year-end consisted of four directors, three of whom were executive, of whom one was an executive director of B&J. The chairman of the board is an executive director. Due to its small number of directors, the board as a whole fulfils the function of an audit committee. The board, which will be expanded in the near future, meets at least twice a year and more often when required.

Auditors' report

Report of the independent auditors to the members of Tradehold Limited

We have audited the annual financial statements and group annual financial statements of Tradehold Limited set out on pages 14 to 36 for the period ended 28 February 2003. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 28 February 2003 and the results of their operations, changes in shareholders' funds and cash flows for the period then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town

24 April 2003

Directors' report

Tradehold Limited and its subsidiaries

Share capital

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Change in year-end

During the period under review the group changed its year-end from June to February. This was done as it was felt that a February year-end was better suited to the business cycle of the group's retail subsidiaries.

Restructuring

On 27 September 2002 Brown & Jackson plc sold its three loss-making chains – What Everyone Wants ("WEW"), Your More Store and The Famous Brunswick Warehouse – as well as B&J Poland and certain related properties to Tradegro Ltd, a wholly-owned subsidiary of Tradehold Ltd, leaving it with only its core business, Poundstretcher.

On 9 December 2002 the boards of directors of WEW Group Ltd and The Famous Brunswick Warehouse Ltd successfully applied for these companies to be placed under administration with a view to finally either selling or restructuring them. As from this date, the results of these companies were deconsolidated.

Business of the group

Tradehold Limited is an investment holding company with investments in operating subsidiaries, and at year-end the company controlled the following investments:

- Brown & Jackson plc
  Poundstretcher, a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom.

- Tradegro (UK) Ltd
  Your More Store retailing for cash, basic clothing and household goods in Scotland, Northern Ireland and the north of England.

  B&J Poland, a variety retailer, trading as Poundstretcher, selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in Poland.

  Tradegro (UK) Property Holdings which owns a portfolio of retail properties situated in the United Kingdom.

- Tradegro
  Which renders certain head office services in the group.

Tradehold Limited's interest in its subsidiaries as well as their individual activities, are set out in the annual financial statements.

Group results

Change in accounting policy

The accounting policy regarding the treatment of financial instruments was changed to comply with the South African Accounting Statement AC 133: Financial Instruments – Recognition and Measurement.

Unrealised profits and losses resulting from changes in the fair value of derivatives are from 1 July 2002 accounted for in the income statement in the period in which they arise. In terms of the transitional arrangements of AC 133, figures in respect of previous years are not restated, but the change in value as a result of the remeasuring of derivatives on 1 July 2002 is set off directly against reserves. On 1 July 2002 reserves were reduced by £0,5 million or R7,2 million, while other current liabilities were increased accordingly.

Earnings

After taking into account outside shareholders' interest, the group reports a loss per share, before exceptional items, of 1,6 pence or 23,3 cents (2002: loss of 4,5 pence or 61,9 cents).

Details of the results of Tradehold Limited and the group are contained in the income statements.

The attributable interest of Tradehold Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the period ended 28 February 2003 was as follows:

	2003	2002
Total profits	**£7,5 million or R104,4 million**	£22,0 million or R256,5 million
Total losses	**£34,1 million or R481,3 million**	£36,4 million or R458,5 million

Dividends

No dividend was declared in respect of this financial period (2002: nil).

Post balance sheet event

After year-end Tradehold reached agreement to sell control of Your More Store Ltd to a consortium, which includes the chain's management. Tradehold will retain a 26% interest in this chain. The finalisation of the transaction is subject to certain suspensive conditions and regulatory approvals.

Directorate

The names of the directors are listed elsewhere in the annual report. On 13 February 2003 Mr JJ Visser resigned as director, whereas Mr C Stassen resigned on 3 April 2003.

In terms of the articles of association of the company, Dr CH Wiese retires as director of the company at the annual general meeting but, being eligible, offers himself for re-election.

At 28 February 2003 the directors of Tradehold Limited held a direct interest of 0,7% (2002: 1,1%) and an indirect, non-beneficial interest of 28,9% (2002: 28,7%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial period and the date of this report.

Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 6 of this report.

Secretary

The name and address of the secretary appear on page 10 of this report.

Accounting policies

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

Consolidated annual financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice. The consolidated annual financial statements are prepared on the historical cost basis, with the exception of certain fixed assets which are adjusted for revaluations as detailed below, and incorporate the following principal policies which are in all respects consistent with those of the previous year, with the exception of the treatment of financial instruments:

1. Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the company and its subsidiaries. Goodwill arising on consolidation represents the excess of the fair value of consideration paid over the fair value of the net assets acquired. Goodwill is capitalised on the balance sheet as an intangible fixed asset and amortised over its expected useful economic life.

2. Financial instruments

The South African Accounting Statement AC 133: Financial Instruments – Recognition and Measurement has been applied as from 1 July 2002 and resulted in the following changes:

- Derivatives, in the form of foreign exchange contracts, are recognised at their net fair value.
- Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise.

In terms of the transitional arrangements of AC 133, figures in respect of previous financial years are not restated, but the change in value as a result of the remeasuring of derivatives on 1 July 2002 is set off directly against reserves.

3. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries are converted to rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Differences resulting in a net debit are however written off in the income statement in the year in which they occur.

4. Turnover

Turnover of the group is the total of all sales of the company's subsidiaries, after elimination of intergroup sales.

5. Deferred taxation

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

6. Property, plant and equipment

Land and buildings are regarded as owner occupied properties and reflected at cost or valuation. Depreciation is being provided with a purpose of writing off its value over periods not exceeding 50 years from the date of acquisition.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Assets are depreciated over the following periods:

Machinery:	4 to 7 years
Equipment:	7 to 10 years
Vehicles:	4 to 5 years
Buildings:	50 years

7. Leased assets

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over the shorter of the useful life of the asset concerned or the lease term. The corresponding liability is recorded as a long-term loan and the finance charge is charged to the income statement over the period of the lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

Rent-free periods, capital contributions or any other inducements to enter into operating lease agreements are released to the income statement over the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Rentals paid under operating leases are charged to the income statement account on a straight-line basis.

8. Provisions

Closed store provision

Provision is made for the costs of closing a store once the decision to close has become irreversible. Provision is also made for onerous lease commitments and dilapidation payments that have accrued on the closed store. Other holding costs of the store continue to be charged to the income statement as incurred until disposal.

Dilapidation provision

Provision is made for the group's obligations to maintain properties to a standard as required by the various leases.

9. Bank balances

Actual bank balances are reflected. Outstanding cheques are included in accounts payable and provisions and outstanding deposits in bank balances and cash.

10. Inventories

Inventories are valued at the lower of cost or net realisable value.

Income statement

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	Notes	2003 8 months to 28 February R'000	2002 12 months to 30 June R'000	2003 8 months to 28 February £'000	2002 12 months to 30 June £'000
Turnover		4 184 191	6 824 309	276 997	451 673
Operating loss	1	(124 823)	(268 904)	(8 129)	(19 238)
Interest received		15 999	30 904	1 078	2 085
Loss before interest paid		(108 824)	(238 000)	(7 051)	(17 153)
Interest paid		4 926	35 589	340	2 695
Loss before exceptional items		(113 750)	(273 589)	(7 391)	(19 848)
Exceptional items	2	(477 126)	(63 924)	(33 845)	(4 009)
Loss before taxation		(590 876)	(337 513)	(41 236)	(23 857)
Taxation	3	(32 010)	(15 000)	(1 732)	(1 017)
Loss after taxation		(558 866)	(322 513)	(39 504)	(22 840)
Outside shareholders' interest	4	(181 689)	(118 718)	(12 958)	(8 319)
Net loss		(377 177)	(203 795)	(26 546)	(14 521)
Earnings per share		cents	cents	pence	pence
– before exceptional items	5.1	(23,3)	(61,9)	(1,6)	(4,5)
– after exceptional items	5.2	(108,6)	(73,1)	(7,6)	(5,2)
– headline earnings	5.3	(20,1)	(60,7)	(1,4)	(4,4)

Balance sheet

Tradehold Limited and its subsidiaries at 28 February 2003

	Notes	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
Assets					
Non-current assets		**929 254**	1 318 035	**71 657**	83 709
Property, plant and equipment	6	**731 097**	1 147 807	**56 377**	72 898
Investments	7	**142 083**	170 228	**10 956**	10 811
Deferred taxation	8	**56 074**	–	**4 324**	–
Current assets		**1 044 542**	1 494 526	**80 548**	94 918
Inventories	9	**384 877**	899 582	**29 679**	57 133
Accounts receivable	10	**232 009**	264 167	**17 891**	16 777
Bank balances and cash		**427 656**	330 777	**32 978**	21 008
Total assets		**1 973 796**	2 812 561	**152 205**	178 627
Shareholders' funds and liabilities					
Ordinary shareholders' funds		**811 288**	1 344 455	**62 560**	85 385
Share capital	11	**347**	347	**28**	28
Share premium		**1 019 498**	1 019 498	**84 776**	84 776
Reserves	12	**(208 557)**	324 610	**(22 244)**	581
Preference share capital	13	**144**	144	**12**	12
Outside shareholders' interest		**128 054**	298 693	**9 875**	18 970
Non-current liabilities		**279 538**	168 098	**21 556**	10 676
Long-term loans	14	**–**	378	**–**	24
Deferred taxation	8	**–**	1 055	**–**	67
Other non-current liabilities	15	**279 538**	166 665	**21 556**	10 585
Current liabilities		**754 772**	1 001 171	**58 202**	63 584
Accounts payable	16	**728 343**	958 085	**56 164**	60 848
Short-term loans	17	**26 429**	10 540	**2 038**	669
Bank overdrafts		**–**	32 546	**–**	2 067
Total shareholders' funds and liabilities		**1 973 796**	2 812 561	**152 205**	178 627

Cash flow statement

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	Notes	2003 8 months to 28 February R'000	2002 12 months to 30 June R'000	2003 8 months to 28 February £'000	2002 12 months to 30 June £'000
Cash retained from operations		**215 823**	135 086	**20 238**	8 219
Operating loss		**(124 823)**	(268 904)	**(8 129)**	(19 238)
Non-cash items	18.1	**22 319**	294 935	**6 314**	17 362
Decrease in working capital	18.2	**317 892**	118 636	**22 362**	12 298
Interest received		**15 999**	30 904	**1 078**	2 085
Interest paid		**(4 926)**	(35 589)	**(340)**	(2 695)
Taxation paid	18.3	**(10 638)**	15 170	**(1 047)**	112
Cash flow from operations		**215 823**	155 152	**20 238**	9 924
Dividend paid		**–**	(11 097)	**–**	(915)
Dividend paid to outside shareholders of subsidiaries		**–**	(8 969)	**–**	(790)
Investment activities	18.4	**14 598**	(156 915)	**45**	(9 626)
Net cash flow		**230 421**	(21 829)	**20 283**	(1 407)
Financing activities		**(5 188)**	(196 020)	**(452)**	(25 893)
Proceeds from share issue		**4 175**	586 012	**270**	44 035
Interest-bearing debt raised		**18 090**	42 132	**1 395**	2 676
Interest-bearing debt repaid		**(27 453)**	(824 164)	**(2 117)**	(72 604)
Net movement in bank balances and cash		**225 233**	(217 849)	**19 831**	(27 300)
Change in bank balances and cash					
Balance at beginning of the period		**330 777**	548 626	**21 008**	48 308
Net movement		**225 233**	(217 849)	**19 831**	(27 300)
Decrease on discontinuation of operations		**(128 354)**	–	**(7 861)**	–
Balance at end of the period		**427 656**	330 777	**32 978**	21 008

Statement of changes in shareholders' funds

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	Share capital and premium	Foreign currency translation reserve	Surplus on revaluation of land and buildings	Capital redemption reserve fund	Retained income	Total
£'000						
Balance at 1 July 2002	84 804	7 982	–	21	(7 422)	85 385
Adjustment at 1 July in terms of AC 133 in respect of derivatives					(458)	(458)
Foreign currency translation adjustments		(221)				(221)
Revaluation of land and buildings			4 400			4 400
Net loss for the period					(26 546)	(26 546)
Balance at 28 February 2003	**84 804**	**7 761**	**4 400**	**21**	**(34 426)**	**62 560**
R'000						
Balance at 1 July 2002	1 019 845	475 505	–	236	(151 131)	1 344 455
Adjustment at 1 July in terms of AC 133 in respect of derivatives					(7 198)	(7 198)
Foreign currency translation adjustments		(220 640)				(220 640)
Revaluation of land and buildings			71 848			71 848
Net loss for the period					(377 177)	(377 177)
Balance at 28 February 2003	**1 019 845**	**254 865**	**71 848**	**236**	**(535 506)**	**811 288**

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
1. Operating loss				
1.1 Calculated on the following basis				
Turnover	**4 184 191**	6 824 309	**276 997**	451 673
Cost of sales	**3 956 725**	6 643 666	**262 032**	439 717
Gross profit	**227 466**	180 643	**14 965**	11 956
Other operating income	**20 400**	10 626	**1 371**	739
Distribution costs	**(154 157)**	(181 185)	**(10 024)**	(12 601)
Administrative costs	**(218 532)**	(278 988)	**(14 441)**	(19 332)
Operating loss	**(124 823)**	(268 904)	**(8 129)**	(19 238)
1.2 Determined after taking into account the following expenditure				
Staff costs (refer 1.3)	**615 491**	959 137	**41 350**	65 047
Depreciation of property, plant and equipment	**84 879**	159 017	**5 707**	10 782
Operating lease – buildings	**431 138**	652 814	**29 010**	44 273
Lease payments	**453 644**	665 834	**30 534**	45 156
Sublease payments	**(22 506)**	(13 020)	**(1 524)**	(883)
Operating lease – plant and machinery	**11 560**	17 783	**782**	1 206
Auditors' remuneration	**7 532**	5 931	**505**	402
Audit fees – for this period	**3 057**	3 315	**207**	225
– under/(over)provided in the previous period	**31**	(23)	**2**	(2)
Fees for other services	**4 444**	2 639	**296**	179
Fees paid for outside services	**20 766**	11 871	**1 390**	805
Administrative	**7 291**	2 379	**487**	161
Technical	**13 380**	9 275	**897**	629
Secretarial	**95**	217	**6**	15
Loss on sale and scrapping of property, plant and equipment	**12 573**	4 748	**863**	322

1.3 Employees

	2003 Number	2002 Number		
The average monthly number of employees during the period (including executive directors) was made up as follows:				
Office and management	**394**	377		
Retail outlets	**9 240**	9 628		
Warehousing and distribution	**192**	197		
	9 826	10 202		
	R'000	R'000		
Staff costs during the period amounted to:				
Wages and salaries	**581 281**	908 782	**39 053**	61 632
Social security costs	**30 611**	45 371	**2 055**	3 077
Other pension costs	**3 599**	4 984	**242**	338
	615 491	959 137	**41 350**	65 047

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000

1. Operating loss *(continued)*

1.4 Directors' remuneration

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
1.4.1 Non-executive directors	**171**	20	**11**	1
Executive directors	**7 724**	8 161	**514**	553
	7 895	8 181	**525**	554

	Basic remuneration £'000	Fees £'000	Retirement contributions £'000	Other benefits £'000	Total £'000
1.4.2 Non-executive directors					
G Bernard	–	11	–	–	11
1.4.3 Executive directors					
C Moore	80	–	12	15	107
CH Wiese	–	36	–	–	36
C Stassen	154	–	19	70	243
JJ Visser	110	–	7	11	128
	344	36	38	96	514

	Basic remuneration R'000	Fees R'000	Retirement contributions R'000	Other benefits R'000	Total R'000
1.4.4 Non-executive directors					
G Bernard	–	171	–	–	171
1.4.5 Executive directors					
C Moore	1 196	–	184	223	1 603
CH Wiese	–	542	–	–	542
C Stassen	2 316	–	286	1 053	3 655
JJ Visser	1 651	–	113	160	1 924
	5 163	542	583	1 436	7 724

In addition to the above amounts, £42 928 or R644 444 (2002: £76 919 or R1 134 188) was paid to a management company in respect of the availability of Dr CH Wiese as director.

	Number of options	Issue date	Issue price (R)	Expiry date	Outstanding options from prior years	Total options outstanding
1.4.6 Share options granted to directors						
CH Wiese	1 000 000	26/09/2002	2,70	26/09/2012	–	1 000 000

Notes to the annual financial statements (continued)

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

		2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
2.	**Exceptional items**				
	Profit on disposal of shares in subsidiary	**15 167**	29 131	**929**	1 851
	Profit on share issue of subsidiary	**1 505**	7 723	**98**	491
	Impairment write-off on property, plant and equipment	**(124 104)**	(112 265)	**(9 570)**	(7 130)
	Loss on discontinuation of operations	**(138 086)**	–	**(8 457)**	–
	Store closure and impairment provisions	**(230 592)**	–	**(16 767)**	–
	Provision for loss on loans to share incentive trusts	**(1 016)**	–	**(78)**	–
	Profit on disposal of fixed property	**–**	11 487	**–**	779
		(477 126)	(63 924)	**(33 845)**	(4 009)
	Outside shareholders' interest	**181 032**	32 625	**12 947**	2 057
		(296 094)	(31 299)	**(20 898)**	(1 952)
3.	**Taxation**				
3.1	**Classification**				
	South African normal taxation	**–**	10 040	**–**	681
	Foreign taxation	**(32 010)**	(25 040)	**(1 732)**	(1 698)
		(32 010)	(15 000)	**(1 732)**	(1 017)
3.2	**Consisting of**				
	Current taxation	**27 119**	7 512	**2 798**	642
	Prior year taxation	**(2 000)**	(18 628)	**(139)**	(1 263)
	Secondary tax on companies	**–**	1 387	**–**	94
	Deferred taxation	**(57 129)**	(5 271)	**(4 391)**	(490)
		(32 010)	(15 000)	**(1 732)**	(1 017)
3.3	**Reconciliation of tax rate**				
	South African normal tax rate	**30,0**	30,0	**30,0**	30,0
	Net adjustment	**(24,6)**	(25,6)	**(25,8)**	(25,7)
	Exceptional items	**(24,2)**	(5,7)	**(24,6)**	(5,0)
	Exempt income/non-deductible expenses	**2,2**	(14,8)	**1,4**	(15,4)
	Creation of tax losses	**(2,9)**	(13,2)	**(2,9)**	(13,9)
	Secondary tax on companies	**–**	(0,4)	**–**	(0,4)
	Other adjustments	**–**	3,0	**–**	3,7
	Prior year taxation	**0,3**	5,5	**0,3**	5,3
	Effective tax rate	**5,4**	4,4	**4,2**	4,3
3.4	Calculated tax losses at year-end	**48 241**	193 322	**3 720**	12 278
	Applied in the provision for deferred taxation	**–**	–	**–**	–
	Net calculated tax losses	**48 241**	193 322	**3 720**	12 278
	The utilisation of the tax relief of	**14 472**	57 996	**1 116**	3 683

calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.

The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the entities concerned in the foreseeable future.

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
3. Taxation *(continued)*				
3.5 Credits in respect of secondary tax on companies (STC) at year-end	**18 025**	18 025	**1 390**	1 145
The utilisation of the STC relief of	**2 253**	2 253	**174**	143

calculated at current rates is dependent on the future distribution of dividends in the companies concerned.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

3.6 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of £3,2 million or R40,9 million.

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
4. Outside shareholders' interest				
Resulting from:				
Normal activities	**(657)**	(86 093)	**(11)**	(6 262)
Exceptional items	**(181 032)**	(32 625)	**(12 947)**	(2 057)
	(181 689)	(118 718)	**(12 958)**	(8 319)
5. Earnings per share				
5.1 Before exceptional items				
Based on net loss of	**(81 083)**	(172 496)	**(5 648)**	(12 569)
and the number of shares in issue of ('000)	**347 330**	278 688	**347 330**	278 688
5.2 After exceptional items				
Based on net loss of	**(377 177)**	(203 795)	**(26 546)**	(14 521)
and the number of shares in issue of ('000)	**347 330**	278 688	**347 330**	278 688
5.3 Headline earnings				
Based on headline earnings of	**(69 774)**	(169 270)	**(4 859)**	(12 350)
Net loss	**(377 177)**	(203 795)	**(26 546)**	(14 521)
Attributable exceptional items (refer 2)	**296 094**	31 299	**20 898**	1 952
Loss on sale and scrapping of property, plant and equipment after taxation and outside shareholders' interest	**11 309**	3 226	**789**	219
and the number of shares in issue of ('000)	**347 330**	278 688	**347 330**	278 688

Notes to the annual financial statements (continued)

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
6. Property, plant and equipment				
6.1 Owned assets				
6.1.1 Machinery, equipment and vehicles				
Cost	**463 681**	781 948	**45 015**	69 946
Aggregate depreciation	**353 946**	433 929	**36 553**	47 843
	109 735	348 019	**8 462**	22 103
6.1.2 Improvements to leasehold property				
Cost	**287 923**	401 793	**25 668**	31 571
Amounts written off	**180 742**	106 425	**17 403**	12 812
	107 181	295 368	**8 265**	18 759
6.1.3 Land and buildings				
At cost or valuation	**436 724**	424 362	**33 646**	27 797
Aggregate depreciation	**4 034**	20 193	**280**	2 128
	432 690	404 169	**33 366**	25 669
A register containing details is available for inspection at the registered offices of Brown & Jackson plc and Tradegro (UK) Ltd.				
6.1.4 Total	**649 606**	1 047 556	**50 093**	66 531
6.2 Leased assets				
6.2.1 Machinery, equipment and vehicles				
Cost	**314**	29 480	**25**	2 462
Aggregate depreciation	**210**	28 094	**17**	2 374
	104	1 386	**8**	88
6.2.2 Land and buildings				
Cost	**89 551**	109 754	**7 035**	7 392
Aggregate depreciation	**8 164**	10 889	**759**	1 113
	81 387	98 865	**6 276**	6 279
A register containing details is available for inspection at the registered offices of Brown & Jackson plc and Tradegro (UK) Ltd.				
6.2.3 Total	**81 491**	100 251	**6 284**	6 367
6.3 Total property, plant and equipment	**731 097**	1 147 807	**56 377**	72 898

6. Property, plant and equipment *(continued)*

6.4 Reconciliation of book value (£'000)	Machinery, equipment and vehicles	Improvements to leasehold property	Land and buildings
Book value at beginning of the period	22 191	18 759	31 948
Additions	7 650	1 978	207
Revaluations	–	–	8 182
Disposals, scrappings and discontinuations	(14 111)	(5 058)	(92)
Depreciation	(3 700)	(1 404)	(603)
Impairment write-off	(3 560)	(6 010)	–
Book value at end of the period	8 470	8 265	39 642

6.5 Reconciliation of book value (R'000)	Machinery, equipment and vehicles	Improvements to leasehold property	Land and buildings
Book value at beginning of the period	349 405	295 368	503 034
Additions	112 749	29 636	3 101
Revaluations	–	–	133 596
Disposals, scrappings and discontinuations	(227 474)	(82 170)	(1 346)
Depreciation	(55 094)	(20 941)	(8 844)
Impairment write-off	(46 166)	(77 938)	–
Exchange rate differences	(23 581)	(36 774)	(115 464)
Book value at end of the period	109 839	107 181	514 077

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
7. Investments				
7.1 Consisting of				
Amounts owing by share incentive trusts	**10 892**	12 192	**840**	774
Loans to directors (refer 7.2)	**15 552**	11 291	**1 199**	717
Staff and other loans	**115 639**	146 745	**8 917**	9 320
	142 083	170 228	**10 956**	10 811
7.2 Loans to directors				
Balance at beginning of the period	**11 291**	–	**717**	–
Loans advanced	**4 261**	11 291	**482**	717
	15 552	11 291	**1 199**	717

Currency of loans	Pound sterling
Interest rate on £0,9 million or R12,3 million	5,2%
Interest rate on £0,3 million or R3,2 million	nil

An amount of £0,7 million or R9,5 million is repayable by not later than 16 November 2011, whereas the balance is repayable by not later than 31 July 2012.

Notes to the annual financial statements (continued)

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

		2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
8.	**Deferred taxation**				
8.1	**Deferred taxation asset**				
	Consisting of:				
	Provisions and other current liabilities	57 708	–	4 450	–
	Capital allowances	(1 634)	–	(126)	–
		56 074	–	4 324	–
8.2	**Deferred taxation liability**				
	Consisting of:				
	Capital allowances	–	3 244	–	206
	Provisions and other current liabilities	–	(2 189)	–	(139)
		–	1 055	–	67
8.3	**Reconciliation of deferred taxation**				
	Net liability at beginning of the period	(1 055)	(6 326)	(67)	(557)
	Charged to income statement	57 129	5 271	4 391	490
	Net asset/(liability) at end of the period	56 074	(1 055)	4 324	(67)
9.	**Inventories**				
	Merchandise for resale	384 877	899 582	29 679	57 133
10.	**Accounts receivable**				
	Trade accounts, less provision for doubtful debts	13 188	40 954	1 017	2 601
	Pre-payments and accrued income	97 752	189 723	7 538	12 049
	Other debit balances, including proceeds on discontinuation of operations	121 069	33 490	9 336	2 127
		232 009	264 167	17 891	16 777
11.	**Ordinary share capital**				
11.1	**Authorised**				
	600 000 000 ordinary shares of 0,1 cent each	600	600	48	48
11.2	**Issued**				
	347 330 441 ordinary shares of 0,1 cent each	347	347	28	28

11.3 A maximum number of 1 000 000 shares in the authorised share capital of the company is reserved for issue to participants to the Tradehold Share Incentive Trust in equal parts on 26 September 2005, 26 September 2006 and 26 September 2007 at an issue price of R2,70 per share.

11.4 The unissued share capital is, until the forthcoming annual general meeting, under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
12. Reserves				
12.1 Non-distributable reserves	**326 949**	475 741	**12 182**	8 003
Foreign currency translation reserve	**254 865**	475 505	**7 761**	7 982
Surplus on revaluation of land and buildings	**71 848**	–	**4 400**	–
Capital redemption reserve fund	**236**	236	**21**	21
12.2 Distributable reserve				
Accumulated loss	**(535 506)**	(151 131)	**(34 426)**	(7 422)
	(208 557)	324 610	**(22 244)**	581
13. Preference share capital				
13.1 Authorised				
255 000 000 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**255**	255	**21**	21
13.2 Issued				
143 856 255 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**144**	144	**12**	12

13.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

13.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
14. Long-term loans				
Unsecured				
Finance lease obligations repayable in equal instalments over 7 months and interest-bearing at varying market rates	**143**	960	**11**	61
Redemptions within 12 months transferred to short-term loans (refer 17)	**(143)**	(582)	**(11)**	(37)
	–	378	**–**	24

Notes to the annual financial statements (continued)

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
15. Other non-current liabilities				
15.1 Provision for dilapidation clauses in lease agreements				
Balance at beginning of the period	89 749	49 118	5 700	4 325
Raised during the period	162 506	41 676	13 279	1 467
Utilised during the period	(12 268)	(1 045)	(946)	(92)
On discontinuation of operations	(29 815)	–	(1 826)	–
Balance at end of the period	210 172	89 749	16 207	5 700
15.2 Provision for store closure costs				
Balance at beginning of the period	52 842	41 066	3 356	3 616
Raised during the period	3 229	17 931	249	282
Utilised during the period	(31 297)	(6 155)	(1 911)	(542)
On discontinuation of operations	(13 634)	–	(835)	–
Balance at end of the period	11 140	52 842	859	3 356
15.3 Other provisions				
Balance at beginning of the period	24 074	16 262	1 529	1 432
Raised during the period	39 186	7 812	3 286	97
Utilised during the period	(1 050)	–	(81)	–
On discontinuation of operations	(3 984)	–	(244)	–
Balance at end of the period	58 226	24 074	4 490	1 529
15.4 Total provisions				
Balance at beginning of the period	166 665	106 446	10 585	9 373
Raised during the period	204 921	67 419	16 814	1 846
Utilised during the period	(44 615)	(7 200)	(2 938)	(634)
On discontinuation of operations	(47 433)	–	(2 905)	–
Balance at end of the period	279 538	166 665	21 556	10 585
16. Accounts payable				
Creditors and accrued expenses	677 448	921 671	52 240	58 536
Taxation payable	50 895	36 414	3 924	2 312
	728 343	958 085	56 164	60 848
17. Short-term loans				
Short-term portion of long-term loans (refer 14)	143	582	11	37
Other	26 286	9 958	2 027	632
	26 429	10 540	2 038	669

	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
18. Cash flow information				
18.1 Non-cash items				
Depreciation	**84 879**	159 017	**5 707**	10 782
Loss on sale and scrapping of property, plant and equipment	**12 573**	4 748	**863**	322
Foreign currency translation differences	**(75 133)**	131 170	**(256)**	6 258
	22 319	294 935	**6 314**	17 362
18.2 Decrease in working capital				
Inventories	**98 406**	(20 710)	**1 958**	20 255
Accounts receivable	**10 622**	(92 241)	**(2 433)**	(1 638)
Other non-current liabilities	**(6 345)**	60 219	**1 025**	1 212
Creditors and accrued expenses	**215 209**	171 368	**21 812**	(7 531)
	317 892	118 636	**22 362**	12 298
18.3 Taxation paid				
Taxation per income statement	**32 010**	15 000	**1 732**	1 017
Increase/(decrease) in taxation payable	**14 481**	5 441	**1 612**	(415)
Change in deferred taxation	**(57 129)**	(5 271)	**(4 391)**	(490)
	(10 638)	15 170	**(1 047)**	112
18.4 Investment activities				
Acquisition of property, plant and equipment	**(145 486)**	(166 271)	**(9 835)**	(11 274)
Proceeds on disposal of property, plant and equipment	**15 273**	50 075	**1 057**	3 477
Proceeds on disposal of listed investments	**20 344**	99 092	**1 246**	6 304
Proceeds on disposal of unlisted investments	**–**	25 416	**–**	2 238
Proceeds on discontinuation of operations (refer 26.2)	**127 358**	–	**7 800**	–
Increase in amounts owing by share incentive trusts	**(1 867)**	(12 192)	**(144)**	(774)
Increase in amounts owing by directors, staff and other loans	**(1 024)**	(153 035)	**(79)**	(9 597)
	14 598	(156 915)	**45**	(9 626)

19. Capital commitments

Contracted for	**2 075**	39 993	**160**	2 540
Not contracted for	**184 275**	35 301	**14 210**	2 242
	186 350	75 294	**14 370**	4 782

The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.

Notes to the annual financial statements (continued)

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

	2003 28 February R'000	2002 30 June R'000	**2003 28 February £'000**	2002 30 June £'000
20. Operating leases				
20.1 The group's minimum commitments in respect of non-cancellable operating leases are as follows:				
Payable within 1 year	**8 533**	16 753	**658**	1 064
Payable thereafter but within 5 years	**29 450**	45 174	**2 271**	2 869
Payable after 5 years	**382 854**	692 640	**29 523**	43 990
	420 837	754 567	**32 452**	47 923
20.2 Total future sublease payments	**76 550**	111 525	**5 903**	7 083

20.3 Lease agreements are entered into over periods ranging from 12 months to 99 years.

21 Contingent liabilities

21.1 The group has assigned a number of leasehold properties to third parties. These leases all expire between 1 year and 19 years. The maximum potential rent liability under these leases amounts to £15,4 million or R200,2 million (2002: £11,5 million or R180,6 million).

21.2 As at 28 February 2003 the group had guarantees in respect of UK customs and excise duty deferment of £2,2 million or R28,5 million (2002: £1,0 million or R15,0 million) and a performance guarantee given to a supplier of £0,6 million or R7,1 million 2002: £nil).

22. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

23. Financial instruments

Financial instruments consist of derivatives, investments, loans, accounts receivable, bank balances and cash and accounts payable resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are invested at banks with acceptable credit ratings only.

The group is exposed to interest rate risk due to the extent of borrowings and market-related variable interest rate arrangements.

The group has no risk of illiquidity due to unutilised banking facilities and unlimited borrowing powers.

23. Financial instruments *(continued)*

Derivative instruments, in the form of forward foreign exchange contracts, are being applied, subject to the risk assessment of management, to hedge against the currency risk in respect of foreign liabilities. The group does not hold or issue derivative instruments for speculative purposes.

There were no uncovered currency exposures in respect of foreign liabilities at 28 February 2003. At year-end the group had unutilised forward foreign exchange contracts in the amount of £30,4 million or R394,5 million (US$47,3 million) expiring between 1 March 2003 and 1 March 2004.

The book value of financial instruments approximate the fair values thereof.

---

24. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements.

---

25. Retirement benefits

The group administers a number of defined contribution schemes and makes contributions to the personal pension plans of certain directors and senior personnel. These contributions are charged to income.

The most significant scheme is a defined contribution scheme, the Poundstretcher Limited 1997 Group Personal Pension Plan.

---

26. Discontinued operations

26.1 On 9 December 2002 the boards of directors of WEW Group Ltd and The Famous Brunswick Warehouse Ltd successfully applied for these companies to be placed under administration. As from this date, the results of these companies were deconsolidated.

Notes to the annual financial statements *(continued)*

Tradehold Limited and its subsidiaries for the period ended 28 February 2003

26. Discontinued operations *(continued)*

26.2 The results, cash flows, net assets and proceeds on discontinuation of these operations were as follows:

	Period to 9 Dec 2002 R'000	Year to 30 June 2002 R'000	**Period to 9 Dec 2002 £'000**	Year to 30 June 2002 £'000
Turnover	**814 965**	1 915 197	**51 525**	126 759
Cost of sales	**857 259**	2 100 655	**54 199**	140 078
Gross loss	**(42 294)**	(185 458)	**(2 674)**	(13 319)
Operating expenses	**177 292**	143 170	**11 209**	10 282
Operating loss	**(219 586)**	(328 628)	**(13 883)**	(23 601)
Interest paid	**4 524**	20 717	**286**	1 405
Taxation	**–**	(22 383)	**–**	(1 518)
Loss before exceptional items	**(224 110)**	(326 962)	**(14 169)**	(23 488)
Exceptional items	**–**	(112 265)	**–**	(7 130)
Net loss	**(224 110)**	(439 227)	**(14 169)**	(30 618)
Cash retained from operations	**(26 787)**	(207 775)	**(1 851)**	(14 091)
Investment activities	**(25 036)**	(70 541)	**(1 730)**	(4 784)
Financing activities	**(188)**	(664)	**(13)**	(45)
Net cash flows	**(52 011)**	(278 980)	**(3 594)**	(18 920)

	At 9 Dec 2002 R'000	At 30 June 2002 R'000	**At 9 Dec 2002 £'000**	At 30 June 2002 £'000
Property, plant and equipment	**283 144**	228 670	**17 341**	14 523
Inventories	**416 299**	339 770	**25 496**	21 579
Accounts receivable	**137 547**	150 605	**8 424**	9 565
Bank balances and cash	**128 354**	26 232	**7 861**	1 666
Creditors and accrued expenses	**(536 456)**	(309 602)	**(32 855)**	(19 663)
Other non-current liabilities	**(47 433)**	(43 914)	**(2 905)**	(2 789)
Loss on discontinuation of operations	**(138 086)**	–	**(8 457)**	–
Total proceeds/net assets	**243 369**	391 761	**14 905**	24 881
Outstanding portion of proceeds	**(116 011)**		**(7 105)**	
Proceeds on discontinuation of operations	**127 358**		**7 800**	

27. Share incentive scheme

27.1 In terms of the rules of the Tradehold Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

27.2 The movements during the accounting period for shares and options were as follows:

	Number of shares/options	
Balance at beginning of the period	**2 706 307**	–
Share options granted	**1 000 000**	–
Shares acquired	**–**	2 706 307
	3 706 307	2 706 307

Income statement

Tradehold Limited for the period ended 28 February 2003

	Notes	2003 8 months to 28 February R'000	2002 12 months to 30 June R'000	2003 8 months to 28 February £'000	2002 12 months to 30 June £'000
Income		**1**	28 733	**–**	1 825
Dividends – subsidiary		**–**	28 733	**–**	1 825
Interest		**1**	–	**–**	–
Expenditure		**232**	385	**15**	26
Directors' remuneration		**15**	20	**1**	1
Fees paid for outside services – secretarial		**95**	217	**6**	15
Other		**122**	148	**8**	10
(Loss)/profit before exceptional item		**(231)**	28 348	**(15)**	1 799
Exceptional item: Foreign currency translation difference		**–**	–	**14 143**	(18 456)
(Loss)/profit before taxation		**(231)**	28 348	**14 128**	(16 657)
Taxation	(a)	**–**	1 387	**–**	94
Net (loss)/profit		**(231)**	26 961	**14 128**	(16 751)

Balance sheet

Tradehold Limited at 28 February 2003

	Notes	2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
Assets					
Non-current assets					
Interest in subsidiaries	(b)	**1 036 041**	1 036 349	**79 840**	65 717
Current assets					
Accounts receivable		**155**	–	**12**	–
Total assets		**1 036 196**	1 036 349	**79 852**	65 717
Shareholders' funds and liabilities					
Ordinary shareholders' funds		**1 035 901**	1 036 132	**79 829**	65 701
Share capital	11	**347**	347	**28**	28
Share premium		**1 019 498**	1 019 498	**84 776**	84 776
Reserves	(c)	**16 056**	16 287	**(4 975)**	(19 103)
Preference share capital	13	**144**	144	**12**	12
Current liabilities					
Creditors and accrued expenses		**151**	73	**11**	4
Total shareholders' funds and liabilities		**1 036 196**	1 036 349	**79 852**	65 717

Cash flow statement

Tradehold Limited for the period ended 28 February 2003

	Notes	2003 8 months to 28 February R'000	2002 12 months to 30 June R'000	2003 8 months to 28 February £'000	2002 12 months to 30 June £'000
Cash retained from operations		**(308)**	15 850	**(20)**	786
Operational expenditure		**(232)**	(385)	**(15)**	(26)
Increase in working capital	(d)	**(77)**	(14)	**(5)**	(4)
Investment income		**1**	28 733	**–**	1 825
Taxation paid		**–**	(1 387)	**–**	(94)
Cash flow from operations		**(308)**	26 947	**(20)**	1 701
Dividend paid		**–**	(11 097)	**–**	(915)
Investment activities					
Decrease/(increase) in amounts owing by subsidiaries		**308**	(556 878)	**20**	(41 963)
Net cash flow		**–**	(541 028)	**–**	(41 177)
Financing activities					
Proceeds from share issue		**–**	541 028	**–**	41 177
Net movement in bank balances and cash		**–**	–	**–**	–
Change in bank balances and cash					
Balance at beginning of the period		**–**	–	**–**	–
Net movement		**–**	–	**–**	–
Balance at end of the period		**–**	–	**–**	–

Statement of changes in shareholders' funds

Tradehold Limited for the period ended 28 February 2003

	Share capital and premium	Capital redemption reserve fund	Retained income	Total
£'000				
Balance at 1 July 2002	84 804	21	(19 124)	65 701
Net profit for the period			14 128	14 128
Balance at 28 February 2003	**84 804**	**21**	**(4 996)**	**79 829**
R'000				
Balance at 1 July 2002	1 019 845	236	16 051	1 036 132
Net loss for the period			(231)	(231)
Balance at 28 February 2003	**1 019 845**	**236**	**15 820**	**1 035 901**

Notes to the annual financial statements

Tradehold Limited for the period ended 28 February 2003

		2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
(a)	**Taxation**				
(a) 1	**Classification**				
	South African normal taxation	–	1 387	–	94
(a) 2	**Consisting of**				
	Secondary tax on companies	–	1 387	–	94
(a) 3	**Reconciliation of taxation**				
	South African normal taxation on (loss)/profit before taxation	(69)	8 504	4 238	(4 998)
	Net adjustment	69	(7 117)	(4 238)	5 092
	Exceptional items	–	–	(4 243)	5 537
	Dividend income	–	(8 620)	–	(547)
	Non-deductible expenses	69	116	5	8
	Secondary tax on companies	–	1 387	–	94
		–	1 387	–	94
(a) 4	Credits in respect of secondary tax on companies (STC) at year-end	18 025	18 025	1 390	1 145
	The utilisation of the STC relief of	2 253	2 253	174	143

calculated at current rates is dependent on the future distribution of dividends.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

		2003 28 February R'000	2002 30 June R'000	2003 28 February £'000	2002 30 June £'000
(b)	**Interest in subsidiaries**				
	Consisting of –				
	Shares in Tradegro Holdings Ltd at cost	1	1	1	1
	Amount owing by Tradegro Holdings Ltd	1 039 743	1 040 051	80 176	66 053
	Provision against interest in subsidiaries	(3 703)	(3 703)	(337)	(337)
		1 036 041	1 036 349	79 840	65 717
(c)	**Reserves**				
(c) 1	**Non-distributable reserve**				
	Capital redemption reserve fund	236	236	21	21
(c) 2	**Distributable reserve**				
	Retained income/(accumulated loss)	15 820	16 051	(4 996)	(19 124)
		16 056	16 287	(4 975)	(19 103)
(d)	**Cash flow information**				
	Decrease/(increase) in working capital				
	Accounts receivable	(155)	–	(12)	–
	Creditors and accrued expenses	78	(14)	7	(4)
		(77)	(14)	(5)	(4)

Interest in subsidiaries

Tradehold Limited

	Issued share capital £	Percentage shares held by group 2003 %	2002 %
Subsidiaries			
Brown & Jackson plc			
– Variety retail			
Brown & Jackson plc	23 558 862	**54**	55
Poundstretcher Ltd	800 000	**54**	55
Tradegro (UK) Ltd			
– Variety retail			
Tradegro (UK) Ltd	2	**100**	55
Your More Store Ltd	7 866 820	**100**	55
B&J Poland Spolka Z o.o	4 203 637	**100**	55
– Investments			
Tradegro (UK) Property Holdings Ltd	1	**100**	55
Other			
– Investments			
Tradegro Ltd	48 486 159	**100**	100
Anconan Holding BV	16 867	**100**	100
Companies placed under administration			
WEW Group plc		**–**	55
The Famous Brunswick Warehouse Ltd		–	55

Note

General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the South African Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.

Tradehold Limited form of proxy

Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa

Proxy form: Annual general meeting – 8 August 2003

I/We (full names and surname in block letters) ______________________________

of (full address) ______________________________

____

as a member of Tradehold Limited, being the registered holder of ______________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. THE CHAIRMAN OF THE MEETING

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Limited to be held at 09:30 on 8 August 2003 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
Special resolution				

Signed at ______________________ this ____________ day of ______________ 2003

Notes:

1. A member entitled to attend and vote at the above annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit or to abstain.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria 7490 (PO Box 6100, Parow East 7501) at least 48 hours before the commencement of the meeting.

Project management: De Kock Communications
Design, typesetting and page make-up: Graphicor 29099
Reproduction: Martingraphix
Printing: Hansa Reproprint


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